EXHIBIT 3

LIPMAN ELECTRONIC ENGINEERING LTD. (THE ‘‘COMPANY’’)
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special general meeting of the shareholders of the Company will be held at the principal executive offices of the Company located at 11 Ha’amal Street, Rosh Ha’ayin, on Thursday, September 14, 2006, at 18:30.

The agenda for the meeting will include the following matters:

1.    The adoption, approval and ratification of the Agreement and Plan of Merger, dated as of April 10, 2006, by and among the Company, VeriFone Holdings, Inc. (‘‘VeriFone’’), a Delaware company, and Lion Acquisitions Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of VeriFone, and the merger of Lion Acquisitions into the Company under the provisions of Israeli Companies Law-1999 (the ‘‘Companies Law’’), so that the Company will become a wholly owned subsidiary of VeriFone.

2.    The approval of an amendment to Article 25 of the Company’s articles of association in order to conform the provisions of the Company’s articles of association relating to exculpation, insurance and indemnity of directors and officers with recent amendments to the Companies Law, and to restate the Company's articles of association accordingly.

3.    Subject to the approval of the amendment of the Company’s articles of association under section 2 above, the approval of corresponding amendments to the indemnification agreements entered into between the Company and its directors and the inclusion of the merger contemplated under section 1 above as an indemnifiable event under such indemnification agreements.

Required Vote

1.	The approval of the resolution mentioned under section 1 above requires the affirmative vote of the holders of seventy-five percents (75%) of the Company’s ordinary shares voting (not including abstentions) at the special general meeting.

2.	The resolution mentioned under section 2 above must be approved by holders of a majority of the ordinary shares present and voting at the Company’s special general meeting, subject to one of the following conditions: (i) the majority vote (not including abstentions) at the Company’s special general meeting must include at least one-third (1/3) of the votes of shareholders or anyone acting on their behalf who have no personal interest in the proposals, participating at the meeting; or (ii) the total number of objecting votes of such shareholders mentioned in subsection (i) above does not exceed one percent (1%) of the total voting rights in the Company.

3.	The resolution mentioned under section 3 above, relating to the directors who might be considered as controlling shareholders of the Company (i.e., Meir Shamir, Ishay Davidy and Mordechai Gorfung), must be approved by holders of a majority of the ordinary shares present and voting at the Company’s special general meeting, subject to one of the following conditions: (i) the majority vote (not including abstentions) at the Company’s special general meeting must include at least one-third (1/3) of the votes of shareholders or anyone acting on their behalf who have no personal interest in the proposals, participating at the meeting; or (ii) the total number of objecting votes of such shareholders mentioned in subsection (i) above does not exceed one percent (1%) of the total voting rights in the Company.

The approval of the resolution mentioned under section 3 above, relating to the other directors of the Company (who are not controlling shareholders of the Company), requires the affirmative vote of the holders of a majority of the Company ordinary shares.

The board of directors of the Company recommends that the shareholders vote ‘‘FOR’’ all the abovementioned resolutions.

Entitlement to Vote

The record date determining the entitlement to vote and participate in the special general meeting, in accordance with Section 182(B) of the Companies Law, shall be August 15, 2006 (the ‘‘Record Date’’). Shareholders of record on the Record Date, will be entitled to participate and vote at the special general meeting, in person or by proxy, provided that letter of appointment of the proxy shall be deposited at the Company’s registered office no later than forty-eight (48) hours prior to the special general meeting and subject further to the authorization of their share ownership as of the Record Date, as set forth by law. Shareholders may also vote at the special general meeting to approve the abovementioned resolutions under sections 1-3, by way of written ballot (‘‘Written Ballot’’).

The special general meeting cannot be held unless there is a legal quorum present at the opening of such meeting. The presence of at least two (2) shareholders, who have at least one-third (1/3) of the voting rights (including presence by proxy or by written ballot) of the Company, within one-half hour after the time scheduled for the special general meeting, will constitute a legal quorum. Should no legal quorum be present one-half hour after the time scheduled for the special general meeting, the meeting shall be adjourned to one week from that day, and shall be held on September 21, 2001, at the same time and place (the ‘‘Adjourned Meeting’’). The legal quorum at the Adjourned Meeting shall be any number of shareholders.

The forms of written ballot and shareholders statements (if any), as defined under Section 88 of the Companies Law, are available on the distribution website of the Israeli Securities Authority at http://www.magna.isa.gov.il, and on the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il.

Votes by way of written ballot shall be made using the second part of the written ballot, as indicated in the distribution website of the Israeli Securities Authority. Any shareholder can refer directly to the Company and receive from it the form of written ballot and the shareholders statements (if any).

The member of the Tel-Aviv Stock Exchange Ltd. will send by electronic mail, for no consideration, a link to the distribution website of the Israeli Securities Authority containing the form of written ballot and the shareholders statements, to all of the Company’s shareholders who are not shareholders of record and hold their shares through such member of the Tel-Aviv Stock Exchange Ltd., provided that such shareholder notified the member of the Tel-Aviv Stock Exchange Ltd. that he would be interested in receiving such link and that such notification was provided in respect of a specific securities account, prior to the Record Date.

According to the Companies Regulations (Proof of Share Ownership for Voting in General Meetings) 2000, shareholders whose shares are held through a member of the Tel-Aviv Stock Exchange Ltd., who would like to vote at the special general meeting, shall provide the Company with a certification from such member of the Tel-Aviv Stock Exchange Ltd. regarding their share ownership as of the Record Date, as set forth in the abovementioned regulations. Shareholders whose shares are held through a member of the Tel-Aviv Stock Exchange Ltd., are entitled to receive the certification of ownership from the member of the Tel-Aviv Stock Exchange Ltd. through which such shareholders hold their shares, at the office of the member of the Tel-Aviv Stock Exchange Ltd. or by mail, in consideration for mail charges only, if so requested. Such request shall be provided in respect of a specific securities account, prior to the Record Date.

The written ballot, the documents to be attached to it as provided in the written ballot, and a certification of ownership shall be deposited at the Company’s registered office (including by means of registered mail) by no later than seventy-two (72) hours prior to the special general meeting. The ‘‘Deposition Date’’ in this respect shall be the date on which the written ballot and the documents attached to it were delivered to the Company’s registered office.

The shareholders statements shall be provided to the Company by no later than ten (10) days after the Record Date.

Review of Documents

The complete form of the resolutions proposed in the written ballot is available at the principal executive offices of the Company located at 11 Ha’amal Street, Rosh Ha’ayin, during standard business hours. Kindly coordinate in advance with the secretary of the Company, Dr. Hannah Reller, Tel: 03-9029730. The written ballot is also available on the distribution website of the Israeli Securities Authority.

Lipman Electronic Engineering Ltd.